Exhibit 99.1

Nexus Advanced Technologies Announces Anson Note and Warrant Restructuring Agreement with Anson Funds

NEW YORK and SEOUL, South Korea, Oct. 05, 2026 (GLOBE NEWSWIRE) -- Nexus Advanced Technologies Inc. (Nasdaq: NXAT), formerly K Wave Media Ltd. (the “Company”), today announced that it has entered into an ATM Consent, Note Repayment and Warrant Exchange Agreement (the Note and Warrant Restructuring Agreement”), effective as of October 2, 2026, with Anson Investments Master Fund L.P. and Anson East Master Fund L.P. (collectively, the “Anson Funds”).

The Note and Warrant Restructuring Agreement is intended to simplify the Company’s capital structure and support future financing as management evaluates potential acquisitions, mergers and other strategic transactions across the AI ecosystem and advanced technologies. There can be no assurance that any transaction will be pursued or completed.

Under the Note and Warrant Restructuring Agreement, i) full payment of $2.5 million will make the remaining note convertible solely at a fixed price equal to the average daily VWAP for the three trading days immediately preceding full payment, with its anti-dilution, price-reset and similar adjustment provisions ceasing to apply. ii) Anson may, at its discretion, exchange warrants covering 8,310,250 ordinary shares for an aggregate of 4.5 million ordinary shares, subject to ownership limits and specified adjustments; delivery of the corresponding exchange shares cancels the exchanged warrants, and completion of the full exchange eliminates their anti-dilution and price-adjustment provisions. The cashless exchange provides no cash proceeds to the Company and will dilute existing shareholders. iii) Anson has also consented to an ATM offering during the agreed consent period at a minimum public offering price of $2.00 per ordinary share. Existing adjustment provisions continue until the applicable payment or exchange milestone is completed, and other note terms and specified financing restrictions, participation rights, repayment rights and security arrangements remain in effect except as expressly amended or waived.

“Our objective is to make our capital structure more predictable as we pursue future financing and evaluate strategic acquisitions and other transactions,” said Myungjong Kim, Co-Chief Executive. “Completing the agreed payment and other requirements per the agreement will eliminate variable conversion pricing and anti-dilution adjustments from the remaining note, while completing the warrant exchange will retire the exchanged warrants and their adjustment provisions.”

The Company will furnish the Note and Warrant Restructuring Agreement and this release to the Securities and Exchange Commission on Form 6-K. Investors should review the Note and Warrant Restructuring Agreement for the complete terms, conditions and continuing obligations.

About Nexus Advanced Technologies

Nexus Advanced Technologies Inc. (Nasdaq: NXAT) pursues strategic investments, acquisitions and partnerships across AI infrastructure and advanced technologies, including data centers, AI compute and GPU infrastructure.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding the ATM offering, the application of ATM proceeds, the repayment and conversion of the Note, the exchange of warrants for ordinary shares, the Company’s capital structure and financial flexibility, and the Company’s evaluation of potential strategic transactions.

These forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, including: general market and economic conditions; the Company’s ability to conduct the ATM offering on anticipated terms or at all; the Company’s ability to make the required payments under the Agreement; the timing and amount of any warrant exchanges; the Company’s ability to identify, negotiate and consummate any strategic transaction; and the risks and uncertainties described in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission.

The Company can provide no assurance that it will enter into or consummate any strategic transaction, or that any such transaction, if completed, will achieve its intended benefits.

All forward-looking statements speak only as of the date of this press release and are qualified in their entirety by reference to the factors discussed in the Company’s filings with the SEC. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

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